UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

SCHEDULE TO-A

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 2)

________________________

North American Galvanizing & Coatings, Inc.

(Name of Subject Company (Issuer))

Big Kettle Merger Sub, Inc. (Offeror)

AZZ incorporated (Offeror Parent)

(Name of Filing Person (identifying status as offeror, issuer or other person))

Common Stock, par value $0.10 per share

(Title of Class of Securities)

65686Y109

(CUSIP Number of Class of Securities)

Dana L. Perry Vice President, Chief Financial Officer AZZ incorporated One Museum Place, Suite 500 3100 West 7th Street Fort Worth, Texas 76107 Telephone: (817) 810-0095	Copies to: S. Benton Cantey, Esq. Kelly Hart & Hallman LLP 201 Main Street, Suite 2500 Fort Worth, Texas 76102 Telephone: (817) 878-3559

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
125,654,572.50*	$8,959.17**

*

Estimated solely for purposes of calculating the Amount of Filing Fee. Calculated by multiplying the offer price of $7.50 per share by 16,753,943, the number of outstanding shares of common stock of North American Galvanizing & Coatings, Inc. as of February 28, 2010.

**

The Amount of Filing Fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, issued by the Securities and Exchange Commission on December 17, 2009, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,959.17	Filing Party: AZZ incorporated

Form or Registration No.: Schedule TO	Date Filed: May 7, 2010

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

☐

issuer tender offer subject to Rule 13e-4.

☐

going-private transaction subject to Rule 13e-3.

☐

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 7, 2010 (which, together with this Amendment and Amendment No. 1, filed June 8, 2010 (“Amendment No. 1”) and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”).  This Schedule TO is filed by Big Kettle Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of AZZ incorporated, a Texas corporation (“Parent”), and by Parent. This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of North American Galvanizing & Coatings, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.50 per Share, net to the seller in cash and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of May 7, 2010 (which, together with the amendments and supplements described in Amendment No. 1 and any subsequent amendments or supplements, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Items 1, 4 and 11.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

“The Offer expired at 5:00 p.m., Central Daylight Saving Time, on Monday, June 14, 2010. The Offer was not extended. The Depositary has advised Parent and Purchaser that a total of approximately 12,900,591 Shares were validly tendered and not withdrawn. The Depositary has also advised that an additional approximately 117,395 Shares were tendered subject to guaranteed delivery procedures. These Shares, together with the Shares beneficially owned by Parent, Purchaser or any of their respective subsidiaries and the shares for which Parent or Purchaser otherwise holds an option to purchase (which includes certain restricted shares and shares subject to options and the shares subject to NGA’s Director Stock Unit Program), represent approximately 83% of the Company’s outstanding Shares determined on a fully diluted basis. The number of Shares tendered pursuant to the Offer satisfies the Minimum Condition. All Shares that were validly tendered in the Offer and not withdrawn have been accepted for payment, and Purchaser will pay for all such Shares promptly.

Pursuant to the Merger Agreement, Parent intends to effect the Merger as promptly as practicable. As a result of the number of Shares tendered in the Offer, Purchaser holds a sufficient number of Shares such that the vote of any other Stockholder will not be required to approve the Merger. In the Merger, Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation and an indirect wholly owned subsidiary of Parent. At the Effective Time of the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares that are held in the treasury of the Company, Shares owned by Parent or Purchaser or any of their respective wholly owned subsidiaries and Shares held by dissenting stockholders who properly exercise appraisal rights under the DGCL, subject to the agreements of Parent, Purchaser and the Company set forth in the amendment to the Merger Agreement dated as of June 7, 2010, a copy of which is attached hereto as Exhibit (d)(5)) will be converted into the right to receive $7.50 net in cash, without interest and subject to any required withholding taxes.”

Item 12. Exhibits.

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(1)(J)  Press Release Issued by Parent on June 14, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIG KETTLE MERGER SUB, INC.

By  /s/ Dana L. Perry

____________________________________

Name:  Dana L. Perry

Title:  Vice President

AZZ INCORPORATED

By  /s/ Dana L. Perry

____________________________________

Name:  Dana L. Perry

Title:  Senior Vice President for Finance and Chief Financial Officer

Dated:  June 15, 2010

EXHIBIT INDEX

Exhibit No.

Description

(a)(1)(A)*

Offer to Purchase, dated May 7, 2010.

(a)(1)(B)*

Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)*

Notice of Guaranteed Delivery.

(a)(1)(D)

Press release issued by Parent on April 1, 2010 (incorporated by reference to Exhibit 99.1 to Parent’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2010).

(a)(1)(E)*

Form of summary advertisement, published May 7, 2010.

(a)(1)(F)*

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)*

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(H)*

Press Release Issued by Parent on May 7, 2010.

(a)(1)(I)**

Press Release Issued by Parent on June 7, 2010.

(a)(1)(J)***

Press Release Issued by Parent on June 14, 2010.

(a)(5)(A)

Memorandum of Understanding dated June 7, 2010 relating to the settlement of the litigation described in Item 17 of this Schedule TO (incorporated by reference to Exhibit (a)(1)(K) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on June 7, 2010).

(d)(1)

Agreement and Plan of Merger, dated as of March 31, 2010, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 2.1 to Parent’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2010).

(d)(2)

Stockholders Agreement, dated as of March 31, 2010, among Parent, Purchaser and certain stockholders of the Company identified therein (incorporated by reference to Exhibit 2.2 to Parent’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2010).

(d)(3)*

Confidentiality Agreement between the Company and Parent, dated July 22, 2008.

(d)(4)*

Amendment to Confidentiality Agreement between the Company and Parent, dated February 3, 2010.

(d)(5)**

Amendment No. 1 to Agreement and Plan of Merger, dated as of June 7, 2010, by and among AZZ incorporated, Big Kettle Merger Sub, Inc. and North American Galvanizing & Coatings, Inc.

*	Previously filed as exhibit to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Purchaser and Parent on May 7, 2010 and incorporated herein by reference.
**

Previously filed as exhibit to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Purchaser and Parent on June 7, 2010 and incorporated herein by reference.

***	Filed herewith.